Supplement Filed Pursuant to Rule 253(g)(2)

File No. 024-11449

SUPPLEMENT DATED DECEMBER 29, 2022

TO OFFERING CIRCULAR

DATED JUNE 15, 2022

JET TOKEN INC.

This document supplements, and should be read in conjunction with, the Offering Circular dated June 15, 2022 of Jet Token Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular dated June 15, 2022 is available HERE.

The purpose of this supplement is to decrease the minimum investment in the offering to $199.50, or 266 shares of Non-voting Common Stock, effective immediately.